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ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-68193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2019** (MM/DD/YY) AND ENDING **12/31/19** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Virtu Americas LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza, 165 Broadway, 4th Floor
(No. and Street)

New York	**NY**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex Itskovich **(646)-682-6362**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

300 Madison Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 02 2020
Washington, DC

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.**

E.G.

Virtu Americas LLC

Statement of Financial Condition

And Report of Independent Registered Public Accounting Firm
December 31, 2019

Virtu Americas LLC
Index
December 31, 2019

pwc

Report of Independent Registered Public Accounting Firm

To the Member of Virtu Americas LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Virtu Americas LLC (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2020

We have served as the Company's auditor since 2018.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017-6204
T: (646) 471 3000; F: (813) 286 6000 Rightfax, www.pwc.com/us

Virtu Americas LLC
Statement of Financial Condition
December 31, 2019

(in thousands)

Assets		
Cash and cash equivalents	$	379,240
Cash segregated under federal and other regulations		26,800
Trading assets, at fair value		
Financial instruments owned		1,762,651
Financial instruments owned and pledged		696,956
Securities borrowed		1,947,140
Securities purchased under agreements to resell		143,032
Receivables from brokers, dealers and clearing organizations		690,553
Receivable from customers		32,224
Goodwill and intangible assets, less accumulated amortization of $85,764		13,231
Operating lease right-of-use assets		26,316
Other assets		48,419
Total assets		5,766,562
Liabilities and Member's Equity		
Liabilities		
Trading liabilities, at fair value		
Financial instruments sold, not yet purchased		2,261,091
Securities loaned		1,605,759
Securities sold under agreements to repurchase		340,742
Short term borrowings, net		28,546
Payables to brokers, dealers and clearing organizations		516,372
Payable to affiliates		28,433
Payable to customers		53,454
Operating lease liabilities		30,959
Accounts payable and accrued expenses and other liabilities		31,344
Total liabilities		4,896,700
Subordinated borrowings		250,000
Member's equity		619,862
Total liabilities and member's equity	$	5,766,562

The accompanying notes are an integral part of this Statement of Financial Condition.

Virtu Americas LLC
Notes to Statement of Financial Condition
December 31, 2019

1. Organization and Description of the Business

Virtu Americas LLC (the "Company") is a single member limited liability company organized in the state of Delaware. The Company's member is Virtu Strategic Holdings LLC. The Company's ultimate parent is Virtu Financial LLC ("Virtu"). Virtu Financial, Inc. ("VFI") is the managing member of Virtu Financial LLC, and operates and controls all of the businesses and affairs of Virtu Financial LLC and, through Virtu Financial LLC and its subsidiaries, continues to conduct the business conducted by such subsidiaries.

The Company is a broker-dealer registered with the U.S. Securities Exchange Commission ("SEC"). The Company is a clearing member of principal stock exchanges in the United States, including the New York Stock Exchange ("NYSE") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Depository Trust & Clearing Corporation, the National Securities Clearing Corporation ("NSCC"), the Options Clearing Corporation, and the Municipal Securities Rulemaking Board ("MSRB"). The Company's designated examining authority is FINRA.

During 2019, the Company acquired certain self-clearing and prime brokerage trading accounts from Virtu Financial BD LLC, an affiliated entity.

The Company's operating activities consist of the following:

Market Making

Market making principally consists of market making in domestic equities, options, exchange traded funds ("ETF's") and fixed income securities. As a market maker, the Company commits capital on a principal basis by offering to buy securities from, or sell securities to, broker dealers, banks and institutions. The Company engages in principal trading in market making direct-to-clients as well as in a supplemental capacity on exchanges, electronic communications networks ("ECNs") and alternative trading systems ("ATSs"). The Company is an active participant on all major domestic equity exchanges. As a complement to electronic market making, the Company's cash trading business handles specialized orders and also transacts on the OTC Bulletin Board marketplaces operated by OTC Markets Group Inc.

Execution Services

Execution services comprises agency-based trading and trading venues, offering trading in domestic equities and fixed income securities to institutions, banks and broker dealers. The Company earns commissions as an agent on behalf of clients as well as between principals to transactions; in addition, the Company will commit capital on behalf of clients as needed. Agency-based, execution-only trading within execution services is done primarily through a variety of access points including: (i) algorithmic trading and order routing in equities and options; (ii) institutional sales traders executing program, block and riskless principal trades in equities and ETFs; and (iii) an ATS for equities.

2. Significant Accounting Policies

Basis of Presentation

The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The Company's Statement of Financial Condition is prepared in conformity with U.S. GAAP, which require management to make estimates and assumptions regarding measurements including the fair value of trading assets and liabilities, goodwill and intangibles, capitalized software, and other matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Accordingly, actual results may differ materially from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include money market accounts, which are payable on demand and short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company manages this risk by selecting financial institutions deemed highly creditworthy.

Cash Segregated Under Federal or Other Regulations

The Company maintains custody of customer funds and is obligated by rules and regulations mandated by the SEC to segregate or set aside cash and/or qualified securities to satisfy these regulations, which have been promulgated to protect customer assets. Included in Cash segregated under federal and other regulations were funds which have been segregated in a special reserve account for the exclusive benefit of customers and a special reserve account for the exclusive benefit of introducing brokers under SEC Rule 15c3-3. The amounts recognized as Cash segregated under federal and other regulations approximate fair value.

Securities Borrowed and Securities Loaned

The Company conducts securities borrowing and lending activities with external counterparties and affiliates. In connection with these transactions, the Company receives or posts collateral, which comprises cash and/or securities. In accordance with substantially all of its stock borrow agreements, the Company is permitted to sell or repledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or received. The initial cash collateral advanced or received generally approximates or is greater than 102% of the fair value of the underlying securities borrowed or loaned. The Company monitors the fair value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. Receivables and payables with the same counterparty are not offset in the Statement of Financial Condition.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

In a repurchase agreement, securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at contract value, plus accrued interest, which approximates fair value. It is the Company's policy that its custodian take possession of the underlying collateral securities with a fair value approximately equal to the principal amount of the repurchase transaction, including accrued interest. For reverse repurchase agreements, the Company typically requires delivery of collateral with a fair value approximately equal to the carrying value of the relevant assets in the Statements of Financial Condition. To ensure that the fair value of the underlying collateral remains sufficient, the collateral is valued daily with additional collateral obtained or excess collateral returned, as permitted under contractual provisions.

The Company does not net securities purchased under agreements to resell transactions with securities sold under agreements to repurchase transactions entered into with the same counterparty. The Company has also entered into bilateral and tri-party term and overnight repurchase and other collateralized financing agreements which bear interest at negotiated rates. The Company receives cash and makes delivery of financial instruments to a custodian who monitors the market value of these instruments on a daily basis. The market value of the instruments delivered must be equal to or in excess of the principal amount loaned under the repurchase agreements plus the agreed upon margin requirement. The custodian may request additional collateral, if appropriate.

Receivables from/Payables to Broker-dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. At December 31, 2019, receivables from and payables to broker-dealers and clearing organizations primarily represented amounts due for unsettled trades, open equity in futures transactions, securities failed to deliver or failed to receive, deposits with clearing organizations or exchanges and balances due from or due to prime brokers in relation to the Company's trading. The Company presents its balances, including outstanding principal balances on all credit facilities, on a net-by-counterparty basis within Receivables from and Payables to broker-dealers and clearing organizations when the criteria for offsetting are met.

In the normal course of business, a significant portion of the Company's securities transactions, money balances, and security positions are transacted with several third-party brokers. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company monitors the financial condition of such brokers to minimize the risk of any losses from these counterparties.

Financial Instruments Owned Including Those Pledged as Collateral and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned including those pledged as collateral and Financial instruments sold, not yet purchased relate to market making and trading activities, and include listed and other equity securities, listed equity options and fixed income securities. The Company records Financial instruments owned, including those pledged as collateral, and Financial instruments sold, not yet purchased at fair value.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The Company categorizes its financial instruments into a three-level hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation of such financial instruments at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Transfers in or out of levels are recognized based on the beginning fair value of the period in which they occurred.

Derivative Instruments

Derivative instruments are used for trading purposes, including economic hedges of trading instruments, which are carried at fair value, and include futures, forward contracts, and options. Fair values for exchange-traded derivatives, principally futures, are based on quoted market prices. Fair values for over-the-counter derivative instruments, principally forward contracts, are based on the values of the underlying financial instruments within the contract. The underlying instruments are currencies which are actively traded. The Company presents its derivatives balances on a net-by-counterparty basis when the criteria for offsetting are met.

Receivables from and Payables to Customers

Receivables from and Payables to customers arise primarily from securities transactions and include amounts due on receive versus payment ("RVP") or deliver versus payment ("DVP") transactions. Due to their short-term nature, such amounts approximate fair value.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the underlying net tangible and intangible assets of the Company's acquisitions. Goodwill is not amortized but is assessed for impairment on an annual basis and between annual assessments whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is assessed at the reporting unit level, which is defined as an operating segment or one level below the operating segment.

The Company assesses goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. In the impairment assessment during 2019, the Company assessed qualitative factors as described in ASC 350-20 for any indicators that the fair value of the Company was less than its carrying value.

The Company amortizes finite-lived intangible assets over their estimated useful lives. Finite-lived intangible assets are tested for impairment when impairment indicators are present, and if impaired, they are written down to fair value. No such impairment existed during the year ended December 31, 2019.

Other Assets

Property, Equipment, and Leasehold Improvements

Property and equipment are carried at cost, less accumulated depreciation, within Other assets on the Statement of Financial Condition. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable.

Capitalized Software

The Company capitalizes costs of materials, consultants, and payroll and payroll related costs for employees incurred in developing internal-use software.

Management's judgment is required in determining the point at which various projects enter the stages at which costs may be capitalized, in assessing the ongoing value of the capitalized costs, and in determining the estimated useful lives over which the costs are amortized.

Capitalized software development costs and related accumulated amortization are included in Other assets in the accompanying Statement of Financial Condition.

Exchange Memberships and Stock

Exchange memberships and stock are recorded at cost or, if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of fair value. The Company's exchange memberships are included in Goodwill and intangible assets in the Statement of Financial Condition. The Company's exchange stock is included within Other assets on the Statement of Financial Condition.

Accounting Pronouncements, Recently Adopted

Leases - In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). Under the new ASU, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The liability is equal to the present value of the future lease payments. The asset, referred to as a "right-of-use asset" is based on the liability, subject to adjustment, such as for initial direct costs. Classification is based on criteria that are largely similar to those applied in prior lease accounting, but without explicit bright lines.

The Company adopted this ASU on January 1, 2019 using the modified retrospective method of implementation. The Company elected to recognize the cumulative effect adjustment to the opening balance of member's equity in the period of adoption rather than in the earliest period presented. The Company elected not to recognize lease assets and lease liabilities for leases with a determined lease term of twelve months or less that are not expected to be renewed. The Company elected several practical expedients upon transition, including the expedient not to re-assess the lease population as long as contracts were properly scoped as a lease under previous guidance, not to re-assess existing lease classification for existing leases, not to adjust existing costs that were capitalized, and not to separate lease and non-lease components of fixed lease payments.

The standard had a material impact on the Company's Statement of Financial Condition due to the recognition of ROU assets and lease liabilities for operating leases. The additional disclosures required by the new standard have been included in Note 13: "Leases".

Accounting Pronouncements, Not Yet Adopted

Fair Value Measurement - In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement*, which modified the disclosure requirements on fair value measurements in ASC Topic 820, Fair Value Measurement. Disclosure requirements were eliminated for the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. Disclosure requirements were modified for liquidation of investments in certain entities that calculate net asset value, and for measurement uncertainty disclosures. Disclosure requirements were added for the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The ASU is effective for periods beginning after December 15, 2019, including interim

periods within that fiscal year. The Company does not expect the adoption of this ASU to have a material impact on its Statement of Financial Condition.

Measurement of Credit Losses on Financial Instruments - In June 2016, the FASB issued ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326) -Measurement of Credit Losses on Financial Instruments.* This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses for financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount, and credit losses will be generally recognized earlier than under current U.S. GAAP. In June 2019, the FASB issued ASU 2019-05, *Financial Instruments-Credit Losses* (Topic 326): *Targeted Transition Relief*, which provides entities with an option to irrevocably elect the fair value option on an instrument-by-instrument basis for certain instruments upon adoption of the new Credit Losses standard. The ASUs are effective for periods beginning after December 15, 2019, including interim periods within that fiscal year.

The Company has undertaken a process of identifying and developing the changes to the Company's existing models and processes that will be required under CECL. As of December 31 2019, the ASU is expected to impact only those financial instruments that are carried by the Company at amortized cost such as collateralized financing arrangements (repurchase agreements and securities borrowing/ lending transactions) and receivables from customers, broker-dealers and clearing organizations. The Company has performed a qualitative and quantitative analysis of these financial instruments, including historical loss rates and time to maturity, and as a result of its analysis, has determined that there will not be a material impact to its financial condition.

3. Goodwill and Intangible Assets

Goodwill and Intangible assets with indefinite lives are assessed for impairment annually or when events indicate that the amounts may be impaired. The Company assesses goodwill for impairment at the reporting unit level. The Company's reporting unit is the component of its business unit for which discrete financial information is available and is regularly reviewed by the Company's management.

Intangible assets are assessed for recoverability when events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. The Company assesses intangible assets for impairment at the "asset group" level which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. As part of the assessment for impairment, the Company considers the cash flows of the respective asset group and assesses the fair value of the respective asset group. Step one of the impairment assessment for intangibles is performed using undiscounted cash flow models, which indicates whether the future cash flows of the asset group are sufficient to recover the book value of such asset group. When an asset is not considered to be recoverable, step two of the impairment assessment is performed using a discounted cash flow methodology with a risk-adjusted weighted average cost of capital to determine the fair value of the intangible asset group. In cases where

amortizable intangible assets and goodwill are assessed for impairment at the same time, the amortizable intangibles are assessed for impairment prior to goodwill being assessed.

During 2019, the Company assessed the impairment of goodwill as part of its annual qualitative assessment as described in ASC 350-20-35. Based on its analysis, the Company concluded that the goodwill recorded was not impaired. At December 31, 2019, goodwill of $11.8 million is recorded within Goodwill and intangible assets, net on the Statement of Financial Condition.

During 2019, the Company wrote down the value of its indefinite-lived intangible assets related to trading rights by $0.7 million. The balance of these trading rights at December 31, 2019 was $1.5 million.

Intangible assets with finite useful lives are amortized over their estimated useful lives, the majority of which have been determined to range from three to ten years. All of the Company's intangible assets with finite useful lives were fully amortized at December 31, 2019.

The following table summarizes the Company's intangible assets, net of accumulated amortization by type as of December 31, 2019 (in thousands):

Trading rights (1)	Gross carrying amount	$	1,471
	Accumulated amortization		—
	Net carrying amount		1,471
Technology (2)	Gross carrying amount		87,000
	Accumulated amortization		(87,000)
	Net carrying amount		—
Total	Gross carrying amount		88,471
	Accumulated amortization		(87,000)
	Net carrying amount	$	1,471

(1) Trading rights provide the Company with the right to trade on certain exchanges and have been determined to have indefinite lives.
(2) Assets were fully amortized as of December 31, 2019.

4. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and Payables to brokers, dealers and clearing organizations at December 31, 2019 consist of the following (in thousands):

Assets		
Unsettled trades	$	214,618
Securities failed to deliver		67,984
Due from prime brokers		256,010
Deposits with clearing organizations		137,478
Commissions and fees		13,335
Net equity with futures commissions merchants		1,128
Total Receivables from brokers, dealers and clearing organizations		690,553
Liabilities		
Unsettled trades		118,286
Due to prime brokers		317,796
Securities failed to receive		48,217
Commissions and fees		32,073
Total Payables to brokers, dealers and clearing organizations	$	516,372

5. Collateralized Transactions

The Company is permitted to sell or repledge securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver these securities to counterparties or clearing organizations to cover short positions. At December 31, 2019, substantially all of the securities received as collateral have been repledged. The total amount of securities borrowed and received as collateral at December 31, 2019 was $1,899.8 million.

In the normal course of business, the Company pledges qualified securities with clearing organizations to satisfy daily margin and clearing fund requirements. Financial instruments owned and pledged, where the counterparty has the right to repledge, at December 31, 2019 consisted of the following:

(in thousands)		
Equities	$	654,366
Exchange traded notes		42,590
	$	696,956

6. Financial Instruments with Off-Balance Sheet Risk

Credit Risk

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company. The Company regularly transacts business with major U.S. and foreign financial institutions. The Company is subject to credit risk to the extent that the brokers may be unable to fulfill their obligations either to return the Company's securities or repay amounts owed. In the normal course of its securities activities, the Company may be required to pledge securities as collateral, whereby the prime brokers have the right, under the terms of the prime brokerage agreements, to sell or repledge the securities of the Company. The Company manages credit risk by limiting the total amount of arrangements outstanding, both by individual counterparty and in the aggregate, by monitoring the size and maturity structure of its portfolio and by applying uniform credit standards for all activities associated with credit risk.

The purchase and sale of futures contracts requires margin deposits with a Futures Commission Merchant ("FCM"). The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other equity deposited with an FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to the Company's pro-rata share of segregated customer funds available. It is possible that the recovery amount could be less than the total cash and other equity deposited.

Currency Risk

Though predominantly invested in U.S. dollar-denominated financial instruments, the Company may invest in securities or maintain cash denominated in currencies other than the U.S. dollar. The Company is exposed to risks that the exchange rate of the U.S. dollar relative to other currencies may change in a manner that has an adverse effect on the reported value of the Company's assets and liabilities denominated in currencies other than the U.S. dollar.

Market Risk

The Company is exposed to market risks that arise from equity price risk, foreign currency exchange rate fluctuations and changes in commodity prices. Management has established procedures to actively monitor and minimize market and credit risks. In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition at fair values of the related securities.

Off Balance Sheet Financial Instruments

The Company enters into various transactions involving derivative instruments and other off balance sheet financial instruments, including futures. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures contracts provide for delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying derivative instruments and is affected by market forces, such as volatility and changes in interest and foreign exchange rates.

7. Borrowings

Uncommitted Facility

On January 31, 2018, the Company entered into a secured credit facility (the "Uncommitted Facility") with a financial institution to finance overnight securities positions purchased as part of its ordinary course broker-dealer market making activities. The Uncommitted Facility is available for the Company to borrow up to a maximum amount of $200 million. The loans provided under the Uncommitted Facility are collateralized by the Company's broker-dealer trading and deposit accounts with the same financial institution and pledges of securities made to the financial institution, and bear interest at a rate set by the financial institution on a daily basis.

At December 31, 2019, the Company had $30 million outstanding under the Uncommitted facility, which is included in Short term borrowings on the Statement of Financial Condition.

Committed Facility

On November 3, 2017, the Company and two affiliates, as borrowers, and Virtu, as guarantor, entered into a credit facility (the "Committed Facility") with a consortium of banks with an aggregated borrowing limit of $500 million. The Committed Facility was subsequently amended and restated on March 1, 2019 to increase the borrowing limit to $600 million and to enable an a broker-dealer affiliate as a borrower thereunder, and amended again on September 23, 2019 to adjust certain sublimits and required minimum total regulatory capital. The Committed Facility consists of two borrowing bases: Borrowing Base A loan is to be used to finance the purchase and settlement of securities, for which the Company has a sublimit of $600 million; Borrowing Base B loan is to be used to fund margin deposit with the NSCC, for which the Company has a sublimit of $150 million.

Borrowings under Borrowing Base A of the Committed Facility bear interest, at the borrower's option, at a rate based on the greater of (1) federal funds rate, and (2) the LIBOR, plus 1.25%. The interest rate at

December 31, 2019 was 3.01% per annum. A commitment fee of 0.50% per annum on the average daily unused portion of this facility is payable quarterly in arrears.

At December 31, 2019, the company had no borrowings outstanding under the Committed Facility.

In connection with the Committed Facility, the Company has incurred debt issuance costs which are amortized over the term of the Committed Facility. As of December 31, 2019, the unamortized balance of these costs is $1.5 million and is netted within Short term borrowings on the Statement of Financial Condition.

8. Financial Assets and Liabilities

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Financial Instruments Measured at Fair Value

The fair value of equities, options, on the run U.S. government obligations and exchange traded notes is estimated using recently executed transactions and market price quotations in active markets and are categorized as Level 1, with the exception of inactively traded equities and certain financial instruments noted in the next paragraph, which are categorized as Level 2. The Company's corporate bonds, derivative contracts and other U.S. and non-U.S. government obligations have been categorized as Level 2. Fair value of the Company's derivative contracts is based on the indicative prices obtained from a variety of banks and broker dealers, as well as management's own analysis. The indicative prices have been independently validated through the Company's risk management systems, which are designed to check prices with information independently obtained from exchanges and venues where such financial instruments are listed or to compare prices of similar instruments with similar maturities for listed financial futures in foreign exchange.

There were no reclassifications or transfers of financial instruments between levels during the year ended December 31, 2019.

Fair value measurements for those items measured on a recurring basis are summarized below as of December 31, 2019 (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Counter-party Netting	Total Fair Value
Assets					
Financial instruments owned, at fair value:					
Equities	$ 452,096	$ 953,752	$ —	—	$ 1,405,848
Corporate debt	—	171,591	—	—	171,591
U.S. government and Non-U.S. government obligations	106,690	20,847	—	—	127,537
Exchange traded notes	244	48,894		—	49,138
Currency forwards	—	12	—	(12)	—
Options	8,537	—	—	—	8,537
	567,567	1,195,096	—	(12)	1,762,651
Financial instruments owned and pledged as collateral, at fair value:					
Equities	362,439	291,927	—	—	654,366
Exchange traded notes	12	42,578	—	—	42,590
	362,451	334,505	—	—	696,956
Liabilities					
Financial instruments sold, not yet purchased:					
Equities	917,844	1,031,992	—	—	1,949,836
Corporate debt	—	244,701	—	—	244,701
U.S. government and Non-U.S. government obligations	39,091	2,713	—	—	41,804
Exchange traded notes	16	21,631	—	—	21,647
Currency forwards	—	28	—	(12)	16
Options	3,087	—	—	—	3,087
Total Financial instruments sold, not yet purchased, at fair value	$ 960,038	$ 1,301,065	$ —	(12)	$ 2,261,091

Excluded from the fair value table above and the offsetting table below is net unsettled fair value on short futures contracts in the amount of $0.9 million, which is included within Payables to broker-dealers and clearing organizations as of December 31, 2019 and would be categorized as Level 1. See Footnote 9: *Derivative Financial Instruments* for additional disclosures related to futures.

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value on the Statement of Financial Condition. The table below excludes non-financial assets and liabilities. The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 and Level 2 approximates fair value due to the relatively short term nature of the underlying assets (in thousands):

	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets					
Cash and cash equivalents	$ 379,240	$ 379,240	$ 379,240	$ —	$ —
Cash segregated under federal and other regulations	26,800	26,800	26,800	—	—
Securities borrowed	1,947,140	1,947,140	—	1,947,140	—
Securities purchased under agreements to resell	143,032	143,032	—	143,032	—
Receivables from brokers, dealers and clearing organizations	690,553	690,553	—	690,553	—
Receivable from customers	32,224	32,224	—	32,224	—
Total Assets	3,218,989	3,218,989	406,040	2,812,949	—
Liabilities					
Securities Loaned	1,605,759	1,605,759	—	1,605,759	—
Securities sold under agreements to repurchase	340,742	340,742	—	340,742	—
Short term borrowings	28,546	30,000	—	30,000	—
Payables to brokers, dealers and clearing organizations	516,372	516,372	—	516,372	—
Payable to customers	53,454	53,454	—	53,454	—
Total Liabilities	$ 2,544,873	$ 2,546,327	$ —	$ 2,546,327	$ —

Offsetting Financial Assets and Liabilities

The Company does not net Securities borrowed and Securities loaned, or Securities purchased under agreements to resell and Securities sold under agreements to repurchase. These financial instruments are presented on a gross basis in the Statement of Financial Condition. In the table below, the amounts of financial instruments owned that are not offset in the Statement of Financial Condition, but could be netted against financial liabilities with specific counterparties under legally enforceable master netting agreements in the event of default, are presented to provide financial statement readers with the Company's estimate of its net exposure to counterparties for these financial instruments.

Virtu Americas LLC
Notes to Statement of Financial Condition
December 31, 2019

The following table sets forth the gross and net presentation of certain financial assets and financial liabilities as of December 31, 2019 (in thousands):

Description	Gross Amounts Recognized	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Available Collateral	Counterparty Netting	
Assets						
Securities borrowed	$ 1,947,140	$ —	$ 1,947,140	$ (1,899,821)	$ (15,280)	$ 32,039
Securities purchased under agreements to resell	143,032	—	143,032	(142,922)	—	110
Currency Forwards	12	(12)	—	—	—	—
Options	8,537	—	8,537	(8,537)	—	—
Total Assets	2,098,721	(12)	2,098,709	(2,051,280)	(15,280)	32,149
Liabilities						
Securities loaned	1,605,759	—	1,605,759	(1,557,653)	(15,281)	32,825
Short term borrowings	28,546	—	28,546	—	—	28,546
Securities sold under agreements to repurchase	340,742	—	340,742	(340,718)	—	24
Currency Forwards	28	(12)	16	—	—	16
Options	3,087	—	3,087	(3,087)	—	—
Total Liabilities	$ 1,978,162	$ (12)	$ 1,978,150	$ (1,901,458)	$ (15,281)	$ 61,411

The following table presents gross obligations for securities lending, securities sold under agreements to repurchase and short term borrowing transactions by remaining contractual maturity and the class of collateral pledged (in thousands):

As of December 31, 2019	Open or Overnight	0 - 30 days	31 - 60 days	61 - 90 days	Total
Securities loaned					
Equity securities	$ 1,605,759	$ —	$ —	$ —	$ 1,605,759
Total	1,605,759	—	—	—	1,605,759
Securities sold under agreements to repurchase					
Equity securities	—	75,000	50,000	150,000	275,000
U.S. and Non-U.S. government obligations	65,742	—	—	—	65,742
Total	65,742	75,000	50,000	150,000	340,742
Short term borrowings					
Equity securities	30,000	—	—	—	30,000
Total	$ 30,000	$ —	$ —	$ —	$ 30,000

9. Derivative Financial Instruments

The following table summarizes the fair value and notional value of derivative financial instruments held at December 31, 2019 (in thousands):

Asset Derivatives	Financial Statement Location	Fair Value	Notional
Equity futures	Receivables from brokers, dealers and clearing organizations	$ (20)	$ 141,241
Commodity futures	Receivables from brokers, dealers and clearing organizations	—	—
Currency futures	Receivables from brokers, dealers and clearing organizations	(18)	16,579
Fixed Income Futures	Receivables from brokers, dealers and clearing organizations	33	13,806
Options	Financial instruments owned	8,537	441,680
Currency forwards	Financial instruments owned	12	48,895

Liability Derivatives	Financial Statement Location	Fair Value	Notional
Equity futures	Payables to brokers, dealers and clearing organizations	751	83,798
Commodity futures	Payables to brokers, dealers and clearing organizations	62	25,984
Currency futures	Payables to brokers, dealers and clearing organizations	1	585
Fixed Income Futures	Payables to brokers, dealers and clearing organizations	94	190,938
Options	Financial instruments sold, not yet purchased	3,087	435,294
Currency forwards	Financial instruments sold, not yet purchased	28	48,902

Amounts included in Receivables from and Payables to broker-dealers and clearing organizations represent variation margin on long and short futures contracts.

10. Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for U.S. federal, state and local income tax purposes. The Company is included in the income tax returns of Virtu, and the Company is no longer a party to a tax sharing arrangement. The Company did not have any unrecognized tax benefits at December 31, 2019.

As of December 31, 2019, the Company remains subject to U.S. Federal income tax examinations for the tax years 2013 through 2017. In addition, the Company is subject to state and local income tax examinations in various jurisdictions for the tax years 2013 through 2018. The outcome of these examinations is not yet determinable, however, the Company does not anticipate that any adjustments would result in a material change to its financial condition.

11. Commitments, Contingent Liabilities and Guarantees

Legal and Regulatory Matters

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations or investigations and other proceedings. The Company is subject to several of these matters at the present time. Given the inherent difficulty of predicting the outcome of litigation and regulatory matters, particularly in regulatory examinations or investigations or other proceedings in which substantial or indeterminate damages or fines are sought, or where such matters are in the early stages, the Company cannot estimate losses or ranges of losses for such matters where there is only a reasonable possibility that a loss may be incurred. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period, and a material judgment, fine or sanction could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company although they might be material to the operating results for any particular reporting period. The Company carries directors' and officers' liability insurance coverage for potential claims, including securities actions, against the Company and its respective directors and officers.

Specifically, on January 29, 2019, the Company was named as a defendant in *Ford v. ProShares Trust II, et al.*, No. 19-cv-886. The complaint was filed in federal district court in New York on behalf of a putative class, and asserts claims against the Company and numerous other financial institutions under Section 11 of the Securities Act of 1933 in connection with trading in a ProShares inverse-volatility ETF. Additionally, on February 27, 2019, and March 1, 2019, the Company was named as a defendant in *Bittner v. ProShares Trust II, et al.*, No. 19-cv-1840, and *Mareno v. ProShares Trust II*, et al., No. 19-cv-1955, respectively. The complaints were filed in federal district court in New York on behalf of putative classes, and asserted substantially similar claims against the Company and other financial institutions. On April 29, 2019, these three actions were consolidated in federal district court in New York as *In re ProShares Trust II Securities Litigation*, No. 19-cv-886-DLC. A consolidated amended complaint, which did not specify the amount of alleged damages, was filed in the consolidated action on June 21, 2019. Defendants moved to dismiss the consolidated amended complaint on August 2, 2019. In response, plaintiffs filed a consolidated second amended complaint on September 6, 2019, which complaint also does not specify the amount of alleged damages. Defendants moved to dismiss the consolidated second amended complaint on September 27, 2019. The defendants' motion to dismiss was granted on January 3, 2020, and plaintiffs subsequently filed a Notice of Appeal of the district court's ruling on the motion to dismiss on January 31, 2020. The Company believes that the claims are without merit and is defending itself vigorously.

The Company is subject to extensive oversight under federal and state laws as well as self-regulatory organization ("SRO") rules. Changes in market structure and the need to remain competitive require constant changes to the Company's systems, order routing and order handling procedures. The Company makes these changes while continuously endeavoring to comply with many complex laws and rules. Compliance, surveillance and trading issues common in the securities industry are monitored by, reported to, and/or reviewed in the ordinary course of business by the Company's regulators. As a major order flow execution destination, the Company is named from time to time in, or is asked to respond to a number of regulatory matters brought by

U.S. regulators, foreign regulators, SROs, as well as actions brought by private plaintiffs, which arise from its business activities. There has been an increased focus by regulators on Anti-Money Laundering and sanctions compliance by broker-dealers and similar entities, as well as an enhanced interest on suspicious activity reporting and transactions involving microcap securities. In addition, there has been an increased focus by Congress, federal and state regulators, SROs and the media on market structure issues, and in particular, high frequency trading, best execution, internalization, ATS manner of operations, market fragmentation and complexity, colocation, cybersecurity, access to market data feeds and remuneration arrangements, such as payment for order flow and exchange fee structures. The Company has received information requests from various authorities, including the SEC, requesting, among other items, information regarding these market structure matters, to which the Company has responded or is in the process of responding. The Company is currently the subject of various regulatory reviews and investigations by federal, state and foreign regulators and SROs, including the SEC and the Financial Industry Regulatory Authority, Inc. In some instances, these matters may rise to a disciplinary action and/or a civil or administrative action.

Guarantees

The Company is a member of exchanges that trade and clear futures contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for these agreements and management believes that any potential requirement to make payments under these agreements is remote.

Representations and Warranties

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of significant loss is minimal.

12. Revenue from Contracts with Customers

The Company adopted ASC Topic 606, Revenue from Contracts with Customers as of January 1, 2018 in its Statement of Financial Condition by applying the modified retrospective method.

The Company had receivables related to revenues from contracts with customers of $8.5 million as of December 31, 2019.

13. Leases

The Company adopted ASU 2016-02 on January 1, 2019, and elected the modified retrospective method of implementation. The standard requires the recognition of ROU assets and lease liabilities for leases, which are defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. The Company has elected the practical expedient which allows for leases with an initial term of 12 months or less to be excluded from recognition on the consolidated Statement of Financial Condition.

For the Company, Topic 842 primarily affected the accounting treatment for operating lease agreements in which the Company is the lessee. These leases are primarily for corporate office space, datacenters, and technology equipment. The leases have remaining terms of 1 year to 5 years, some of which include options to extend the initial term at the Company's discretion. The lease terms used in calculating ROU assets and lease liabilities include the options to extend the initial term when the Company is reasonably certain of exercising the options. The Company's lease agreements do not contain any material residual value guarantees, restrictions or covenants. In addition to the base rental costs, the Company's lease agreements for corporate office space generally provide for rent escalations resulting from increased assessments for operating expenses, real estate taxes and other charges.

The Company also subleases certain office space and facilities to third parties. The subleases have remaining terms of 1 to 5 years.

As the implied discount rate for most of the Company's leases is not readily determinable, the Company uses its incremental borrowing rate on its secured borrowings, which was based on the information available as of the initial transition date, January 1, 2019, in determining the present value of lease payments.

The Company recorded a reduction of member's equity of $0.1 million upon adoption of the new standard.

During the year ended December 31, 2019, the Company ceased use of certain office lease premises as part of its ongoing effort to consolidate office space.

Lease assets and liabilities and weighted average remaining lease term and discount rate are summarized as follows (in thousands):

Operating leases		
Operating lease right-of-use assets	$	26,316
Operating lease liabilities		30,959
Weighted average remaining lease term		3.92 years
Weighted average discount rate		5.55%

Future minimum lease payments under operating leases with non-cancelable lease terms, as of December 31, 2019, are as follows:

(in thousands)		
2020	$	9,542
2021		9,257
2022		6,778
2023		6,520
2024		2,462
2025 and thereafter		—
Total lease payments		34,559
Less imputed interest		(3,600)
Total lease liability	$	30,959

14. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $1.0 million or 2% of aggregate debit items as defined. These regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150% of its required minimum capital. Moreover, broker-dealers are required to notify the SEC and other regulators prior to repaying subordinated borrowings, paying dividends and making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 10% or more of its excess net capital (net capital less minimum requirement). The SEC and FINRA have the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.

At December 31, 2019, the Company had net capital of $257.5 million, which was $255.9 million in excess of its required net capital of $1.6 million.

Pursuant to NYSE rules, the Company was also required to maintain $1,000,000 of capital in connection with the operation of the Company's DMM business as of December 31, 2019. The required amount is determined under the exchange rules as the greater of (i) $1,000,000 or (ii) $75,000 for every 0.1% of NYSE transaction dollar volume in each of the securities for which the Company is registered as the DMM.

The Company is required to maintain special reserve bank custody accounts for the exclusive benefit of customers and introducing brokers under SEC Rule 15c3-3. As of December 31, 2019, the Company had a balance of $26.8 million in these accounts.

15. Related Party Transactions

Included in Payable to affiliates on the Statement of Financial Condition is $91.1 million due to an affiliate related to transfer pricing fees.

On a monthly basis, the Company consolidates certain inter-company receivables and payables against an intermediary affiliated holding company to facilitate payment and settlement. At December 31, 2019, the Company had $59.6 million in non-interest bearing receivables from this affiliate which is included within Payable to affiliates on the Statement of Financial Condition.

Related to the clearance of proprietary securities transactions introduced by affiliates, the Company carries balances related to the proprietary accounts of affiliates. Included in Receivables from brokers, dealers and clearing organizations are balances receivable from these affiliates of $0.1 million.

The Company executed a subordinated borrowing agreement with an affiliate on December 23, 2013 which bears interest at the rate of 6.25% per annum. The agreement contains an automatic renewal provision that extends the stated maturity for an additional year unless the Company or the affiliate elects not to extend such maturity provided written notice is provided by either party within seven months of such maturity. The subordinated borrowings are available in computing capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid.

The Company made $100 million of cash distributions to Virtu for the year ended December 31, 2019. The Company also received a capital contribution of $110 million from Virtu for the year ended December 31, 2019.

Certain trading activities of an affiliated broker-dealer were merged into the Company in October 2019 in exchange for cash consideration of $109.6 million.

16. Subsequent Events

The Company has evaluated subsequent events for adjustment to or disclosure in the Statement of Financial Condition through February 28, 2020, the date the Statement of Financial Condition was issued and has not identified any reportable or disclosable events not otherwise reported in this Statement of Financial Condition or the notes thereto.

pwc

Report of Independent Registered Public Accounting Firm

To Management of Virtu Americas LLC

We have examined Virtu Americas LLC's assertions, included in the accompanying Compliance Report, that:

(1) the Company's internal control over compliance with the financial responsibility rules (as defined below) was effective during the year ended December 31, 2019 based on controls necessary to achieve the objectives of the financial responsibility rules,

(2) the Company's internal control over compliance with the financial responsibility rules was effective as of December 31, 2019 based on controls necessary to achieve the objectives of the financial responsibility rules,

(3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2019, and

(4) the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or Rule 2231 of the Financial Industry Regulatory Authority (the "account statements rule"), which requires account statements to be sent to the customers of the Company (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. The Company's management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on the Company's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Company's internal control over compliance with the financial responsibility rules was effective as of and during the year ended December 31, 2019, (2) the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2019, and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2019 was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Virtu Americas LLC's compliance with the financial responsibility rules.

Because of its inherent limitations, internal control over compliance may not prevent or detect non-compliance with the financial responsibility rules. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Virtu Americas LLC's assertions referred to above are fairly stated, in all material respects.

PricewaterhouseCoopers LLP

February 28, 2020

VIRTU FINANCIAL

One Liberty Plaza
165 Broadway
New York, NY 10006
Tel: 1 212 418 0100
Fax: 1 212 418 0123

Virtu Americas LLC's Compliance Report

Virtu Americas LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

1. The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;

2. The Company's Internal Control Over Compliance was effective during the year ended December 31, 2019;

3. The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2019;

4. The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2019; and

5. The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

I, the undersigned officer of Virtu Americas LLC affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

Craig Messinger
Chief Executive Officer

2/28/2020
Date

Donna Pickett
DONNA PICKETT
Notary Public - State of New York
No. 01PI6078740
Qualified in Queens County
My Commission Expires Aug. 5, 20 22
2-28-2020